If the Extension Amendment Proposal is approved and the Extension is implemented, the removal of the Withdrawal Amount from the Trust Account in connection with the Election will reduce the amount held in the Trust Account following the Election. We cannot predict the amount that will remain in the Trust Account if the Extension Amendment Proposal is approved. In such event, we may need to obtain additional funds to complete a business combination, and there can be no assurance that such funds will be available on terms acceptable to the parties or at all.

If the Extension Amendment Proposal is not approved and we have not consummated a business combination by November 3, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less amounts released to us to pay our taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law.

There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless in the event of our winding up. In the event of a liquidation, the Sponsor and our officers and directors will not receive any monies held in the Trust Account as a result of their ownership of the Founder Shares and the Independent Director Shares.

Why is the Company proposing the Extension Amendment Proposal?

Our Amended and Restated Articles provides for the return of our IPO proceeds held in the Trust Account to the holders of shares of Class A common stock sold in our IPO if there is no qualifying business combination consummated on or before November 3, 2022. We will not be able to complete a business combination by that date.

The Company has begun preliminary discussions with DISH Network Corp. ("DISH") regarding a potential initial business combination involving DISH's retail wireless business (which we refer to as the "Transaction"). The Company expects to announce additional details regarding the potential business combination if and when a definitive agreement is executed. No assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the Transaction will be consummated or the timeframe for such consummation. Any business combination, including the Transaction, would be subject to, among other things, negotiation between the parties, significant due diligence, appropriate board and shareholder approvals, regulatory approvals and other conditions.

2

Certain of our officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities, including DISH. In particular, our Chairman and Director, Charles W. Ergen, is Chairman and co-founder of DISH and beneficially owns approximately 51.8% of DISH's total equity securities (based on 291,561,411 shares of Class A Common Stock outstanding on June 17, 2022 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock) and controls approximately 90.4% of the total voting power. Our Chief Executive Officer, Kyle Jason Kiser, is Treasurer of DISH.

We have agreed to obtain an opinion from an independent investment banking firm or a valuation or appraisal firm regarding the fairness to the Company from a financial point of view of a business combination with any entity that is affiliated with the Sponsor or any of the Company's officers or directors, including the Transaction. In addition, we intend to appoint a special committee of independent and disinterested directors to evaluate and if appropriate negotiate and approve the terms of any Transaction.

The Company believes that given the expenditure of time, effort and money on seeking a business combination target, circumstances warrant providing stockholders an opportunity to evaluate a business combination, including the Transaction, through the Extended Date. Accordingly, we are asking for the Extension to allow us additional time to complete a business combination. Even if the Extension is approved, however, the Company can provide no assurances that a business combination will be announced or consummated prior to the Extended Date.

You are not being asked to vote on a business combination at this time. If the Extension is implemented and you do not elect to redeem your public shares, provided that you are a stockholder on the record date for a meeting to consider a business combination, you will retain the right to vote on a business combination when it is submitted to stockholders and the right to redeem your public shares for cash in the event a business combination is approved and completed or we have not consummated a business combination by the Extended Date.

Why should I vote "FOR" the Extension Amendment Proposal?

The Board continues to believe that evaluating a business combination opportunity, including the Transaction, would be in the best interests of our stockholders, and therefore has determined to seek stockholder approval to extend the date by which the Company must complete a business combination. Accordingly, the Board is proposing the Extension Amendment Proposal to amend our Amended and Restated Articles in the form set forth in Annex A hereto to extend the date by which the Company must (i) consummate a business combination, or (ii) cease our operations if we fail to complete such business combination and redeem or repurchase 100% of our Class A common stock included as part of the units sold in our IPO from November 3, 2022 to June 3, 2023 (or such earlier date as determined by the Board). The Extension would give the Company the opportunity to complete a business combination. Even if the Extension is approved, however, the are conditioned upon the implementation of the Extension Amendment Proposal and will not occur if the Extension Amendment Proposal is not approved or the Extension is not completed. The advances will not bear interest to our Sponsor or its designee and will be repayable by the Company to our Sponsor or its designee upon the earlier of: (i) the consummation of the business combination or (ii) our liquidation. The Sponsor has waived any and all rights to the monies held in the Trust Account with respect to those advances. If our Sponsor or its designee advises the Company that it does not intend to make the advances, then the Extension Amendment Proposal and the Adjournment Proposal will not be put before the stockholders at the Special Meeting and we will dissolve and liquidate in accordance with our Amended and Restated Articles. Our Sponsor or its designee will have the sole discretion whether to continue extending for additional calendar months until the Extended Date and if our Sponsor determines not to continue extending for additional calendar months, its obligation to make additional advances will terminate.

On October 11, 2022, the Company determined that it will convert all of its investments in the Trust Account into cash, which will remain in the Trust Account. The Company no longer intends to invest the net proceeds in securities or interest-bearing accounts prior to an initial business combination. Accordingly, the amount of interest income (which we are permitted to use to pay our taxes and up to $100,000 of dissolution expenses) will no longer increase, which will limit the interest income available for payment of taxes and dissolution expenses for distribution to public shareholders in connection with our liquidation or in connection with the consummation of our business combination. See "Risk Factors — We do not intend to continue to invest the proceeds held in the Trust Account in interest-bearing securities, which will limit the interest income available for payment of taxes and dissolution expenses or for distribution to public shareholders".

When would the Board abandon the Extension Amendment Proposal?

Our Board will abandon the Extension Amendment if our stockholders do not approve the Extension Amendment Proposal. In addition, notwithstanding stockholder approval of the Extension Amendment Proposal, our Board will retain the right to abandon and not implement the Extension Amendment at any time without any further action by our stockholders.

How do the Company insiders intend to vote their shares?

All of our directors, executive officers and their respective affiliates are expected to vote the shares of common stock owned by them in favor of the Extension Amendment Proposal. Currently, the Sponsor and our officers and directors own approximately 20% of our issued and outstanding shares of common stock, including 18,750,000 Founder Shares and 30,000 Independent Director Shares. The Sponsor and our directors, executive officers and their affiliates do not intend to purchase shares of common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Extension Amendment.

What vote is required to adopt the proposals?

The approval of the Extension Amendment Proposal will require the affirmative vote of holders of at least 65% of our outstanding shares of common stock on the record date. <u>Accordingly, we expect that we will need approximately 45% of the Company's outstanding shares of common stock, in addition to the Founder Shares and the Independent Director Shares, to approve the Extension Amendment Proposal.</u>

The approval of the Adjournment Proposal will require the affirmative vote of the majority of the votes cast by stockholders represented in person or by proxy.

What if I don't want to vote "FOR" the Extension Amendment Proposal?

If you do not want the Extension Amendment Proposal to be approved, you must abstain, not vote, or vote "AGAINST" such proposal. You will be entitled to redeem your public shares for cash in connection with this vote whether or not you vote on the Extension Amendment Proposal so long as you elect to redeem your public shares for a pro rata portion of the funds available in the Trust Account in connection with the Extension Amendment. If the Extension Amendment Proposal is approved, and the Extension is implemented, then the Withdrawal Amount will be withdrawn from the Trust Account and paid to the redeeming holders.

What happens if the Extension Amendment Proposal is not approved?

Our Board will abandon the Extension Amendment if our stockholders do not approve the Extension Amendment Proposal.

If the Extension Amendment Proposal is not approved and we have not consummated an initial business combination by November 3, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less amounts released to us to pay our taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law.

There will be no distribution from the Trust Account with respect to our warrants which will expire worthless in the event we wind up.

In the event of a liquidation, the Sponsor and our officers and directors will not receive any monies held in the Trust Account as a result of their ownership of the Founder Shares or the Independent Director Shares.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a business combination and liquidate the Company.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of "investment company" under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a business combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the "IPO Registration Statement"). The company would then be required to complete a business combination no later than 24 months after the effective date of the IPO Registration Statement.

Because the SPAC Rule Proposals have not yet been adopted, there is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that has not entered into a definitive agreement within 18 months after the effective date of its IPO Registration Statement or that does not complete its initial business combination within 24 months. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company, although we intend to hold the proceeds from our IPO and the simultaneous private placement in a non-interest-bearing Trust Account (see "We do not intend to continue to invest the proceeds held in the Trust Account in interest-bearing securities, which will limit the interest income available for payment of taxes and dissolution expenses or for distribution to public shareholders" below). If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to additional burdensome regulatory requirements and expenses for which we have not allotted funds. As a result, if we are deemed an investment company under the Investment Company Act, we may abandon our efforts to consummate a business combination and instead liquidate the Company.

A new 1% U.S. federal excise tax could be imposed on us in connection with future redemptions by us of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the avoidance of, the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022. It is possible that this tax will apply to future SPAC redemptions and liquidations. However, any redemption that occurs as a result of the Extension would occur before December 31, 2022, and therefore we would not be subject to the excise tax as a result of any redemptions in connection with the Extension.

We do not intend to continue to invest the proceeds held in the Trust Account in interest-bearing securities, which will limit the interest income available for payment of taxes and dissolution expenses or for distribution to public shareholders.

As of September 27, 2022, the record date for the Special Meeting, the proceeds from our IPO and the simultaneous private placement were being held in our Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, acting as trustee, invested in U.S. "government securities", within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment

Company Act which invest only in direct U.S. government treasury obligations. On October 11, 2022, the Company determined that it will convert all of its investments in the Trust Account into cash, which will remain in the Trust Account. The Company no longer intends to invest the net proceeds in securities or interest-bearing accounts prior to an initial business combination. Accordingly, the amount of interest income (which we are permitted to use to pay our taxes and up to $100,000 of dissolution expenses) will no longer increase, which will limit the interest income available for payment of taxes and dissolution expenses for distribution to public shareholders in connection with our liquidation or in connection with the consummation of our business combination.

BACKGROUND

We are a blank check company incorporated in the State of Nevada on August 26, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses or assets.

There are currently 75,030,000 shares of Class A common stock (of which 30,000 shares were Independent Director Shares) and 18,750,000 shares of Class B common stock outstanding. In addition, we issued warrants to purchase 18,750,000 shares of Class A common stock as part of our IPO and warrants to purchase 11,333,333 shares of Class A common stock as part of the private placement with the Sponsor that we consummated simultaneously with the consummation of our IPO. Each whole warrant entitles its holder to purchase one share of Class A common stock at an exercise price of $11.50 per share. The warrants will become exercisable 30 days after the completion of our initial business combination and expire five years after the completion of our initial business combination or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants at a price of $0.01 per warrant, if the last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third business day before the Company sends the notice of redemption to the warrant holders. The Private Placement Warrants, however, are non-redeemable so long as they are held by the Sponsor or its permitted transferees.

As of September 27, 2022, the record date for the Special Meeting, the proceeds from our IPO and the simultaneous private placement were held in our Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, acting as trustee, invested in U.S. "government securities", within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. On October 11, 2022, the Company determined that it will convert all of its investments in the Trust Account into cash, which will remain in the Trust Account. The Company no longer intends to invest the net proceeds in securities or interest-bearing accounts prior to an initial business combination. Accordingly, the amount of interest income (which we are permitted to use to pay our taxes and up to $100,000 of dissolution expenses) will no longer increase, which will limit the interest income available for payment of taxes and dissolution expenses for distribution to public shareholders in connection with our liquidation or in connection with the consummation of our business combination. See "Risk Factors — We do not intend to continue to invest the proceeds held in the Trust Account in interest-bearing securities, which will limit the interest income available for payment of taxes and dissolution expenses or for distribution to public shareholders".

As of June 30, 2022, we had cash of $446,794 held outside of the trust account. If our cash is insufficient to cover the working capital requirements of the Company, the Company's officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company's working capital needs. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing, if required, will be available to it on commercially acceptable terms, if at all.

You are not being asked to vote on a business combination at this time. If the Extension is implemented and you do not elect to redeem your public shares, provided that you are a stockholder on the record date for a meeting to consider a business combination, you will retain the right to vote on a business combination when it is submitted to stockholders and the right to redeem your public shares for cash in the event a business combination is approved and completed or we have not consummated a business combination by the Extended Date.

more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less amounts released to us to pay our taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Nevada law to provide for claims of creditors and the requirements of other applicable law. Our Board will abandon and not implement such amendment unless our stockholders approve the Extension Amendment Proposal. Notwithstanding stockholder approval of the Extension Amendment Proposal, our Board will retain the right to abandon and not implement the Extension Amendment at any time without any further action by our stockholders.

The Sponsor and all of our directors, executive officers and their affiliates are expected to vote the shares of common stock owned by them in favor of the Extension Amendment Proposal. On the record date, the Sponsor and our directors and executive officers of the Company and their affiliates beneficially owned and were entitled to vote an aggregate of 18,750,000 Founder Shares and 30,000 Independent Director Shares, representing approximately 20% of the Company's issued and outstanding shares of common stock. Accordingly, we expect that we will need approximately 45% of the Company's outstanding shares of common stock, in addition to the Founder Shares and the Independent Director Shares, to approve the Extension Amendment Proposal. The Sponsor and our directors, executive officers and their affiliates do not intend to purchase shares of Class A common stock in the open market or in privately negotiated transactions in connection with the stockholder vote on the Extension Amendment.

Interests of the Sponsor, Directors and Officers

When you consider the recommendation of our Board, you should keep in mind that the Sponsor, executive officers and directors have interests that may be different from, or in addition to, your interests as a stockholder. These interests include, among other things:

- the fact that the Sponsor owns 18,750,000 Founder Shares (purchased for $25,000), which would be worthless if a business combination is not consummated (because the Sponsor has waived liquidation rights with respect to such shares);

- the fact that the Sponsor owns 11,333,333 Private Placement Warrants (purchased for $17.0 million), which Private Placement Warrants would expire worthless if a business combination is not consummated;

- the fact that our Chairman and Director, Charles W. Ergen, has a 90% economic interest in, and controls, the Sponsor, and that our Chief Executive Officer, Kyle Jason Kiser, has a 10% economic interest in, but no beneficial ownership over any securities owned by, the Sponsor;

- the fact that each of our three independent directors owns 10,000 Independent Director Shares, which would vest only when we consummate our initial business combination;

- the fact that, unless the Company consummates a business combination, the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by it on behalf of the Company, to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

- the fact that, if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

- the fact that none of our officers or directors has received any cash compensation for services rendered to the Company, the Independent Director Shares owned by our three independent directors would vest only when we consummate our initial business combination, and all of the current members of our Board are expected to continue to serve as directors at least through the date of the Special Meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter.

Certain of our officers and directors presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities, including DISH. In particular, our Chairman and Director, Charles W. Ergen, is Chairman and co-founder of DISH and beneficially owns approximately 51.8% of DISH's total equity securities (based on 291,561,411 shares of Class A Common Stock outstanding on June 17, 2022 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock) and controls approximately 90.4% of the total voting power. Our Chief Executive Officer, Kyle Jason Kiser, is Treasurer of DISH. We may pursue an initial business combination opportunity with an entity affiliated with our Sponsor and one or more of our officers or directors, including DISH. We have agreed to obtain an opinion from an independent investment banking firm or a valuation or appraisal firm regarding the fairness to the Company from a financial point of view of a business combination with any entity that is affiliated with the Sponsor or any of the Company's officers or directors, including the Transaction. In addition, we intend to appoint a special committee of independent and disinterested directors to evaluate and if appropriate negotiate and approve the terms of any Transaction.

The Board's Reasons for the Extension Amendment Proposal and Its Recommendation

As discussed below, after careful consideration of all relevant factors, our Board has determined that the Extension Amendment is in the best interests of the Company and its stockholders. Our Board has approved and declared advisable the adoption of the Extension Amendment Proposal and recommends that you vote "FOR" such proposal.

Our Amended and Restated Articles provides that the Company has until November 3, 2022 to complete the purposes of the Company including, but not limited to, effecting a business combination under its terms.

Our Amended and Restated Articles states that if the Company's stockholders approve an amendment to our Amended and Restated Articles that would affect the substance or timing of the Company's obligation to redeem 100% of the Company's public shares if it does not complete a business combination before November 3, 2022, the Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon such approval at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes), divided by the number of then outstanding public shares. This provision was included in our Amended and Restated Articles to protect our stockholders from having to sustain their investments for an unreasonably long period if the Company failed to find a suitable business combination in the timeframe contemplated by the Amended and Restated Articles.

In addition, the Company's IPO prospectus and Amended and Restated Articles provide that the affirmative vote of the holders of at least 65% of all outstanding shares of common stock, including the Founder Shares and the Independent Director Shares, is required to extend our corporate existence, except in connection with, and effective upon the consummation of, a business combination. Because we continue to believe that evaluating a business combination opportunity, including the Transaction, would be in the best interests of our stockholders and because we will not be able to conclude a business combination within the permitted time period, the Board has determined to seek stockholder approval to extend the date by which we have to complete a business combination beyond November 3, 2022 to the Extended Date.

The Company is not asking you to vote on a business combination at this time. If the Extension is implemented and you do not elect to redeem your public shares, you will retain the right to vote on a business combination in the future and the right to redeem your public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes), divided by the number of then outstanding public shares, in the event a business